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Exhibit 99.(a)(5)(vii)

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
ATTORNEYS AT LAW
SUITE 1401, 919 MARKET STREET
P.O. BOX 1070
WILMINGTON, DELAWARE 19899-1070

JOSEPH A. ROSENTHAL NORMAN M. MONHAIT KEVIN GROSS	TELEPHONE (302) 656-4433 FACSIMILE (302) 658-7567 E-MAIL RMGG@RMGGLAW.COM
JEFFREY S. GODDESS CARMELLA P. KEENER EDWARD B. ROSENTHAL JESSICA ZELDIN	October 11, 2004

VIA ELECTRONIC FILING

The Honorable William B. Chandler, III
Court of Chancery
34 The Circle
Georgetown, DE 19947

Re:
Chiarenza v. Dover Investments Corporation. C.A. No. 203-N

Dear Chancellor Chandler:

        I am enclosing copies of plaintiff's First Amended Complaint and Motion For Summary Judgment filed electronically on Friday, October 8, 2004, together with a proposed Order setting a brief schedule on plaintiff's Motion. Plaintiff is prepared to file his opening brief in a week's time and urges Your Honor to direct defendants to respond one week thereafter. Plaintiff will file his reply brief three days later so that briefing can be concluded by October 28, 2004. The reasons for plaintiff's application are as follows:

        This case challenges a proposed freeze-out of the minority shareholders of Dover Investments Corporation ("Dover") by its majority shareholder, The Lawrence Weissberg Trust (the "Trust') through a first-step tender offer followed by a short-form merger (the "Squeeze-Out Transaction"). The tender offer commenced on September 23, 2004 and is scheduled to close on October 22, 2004, unless extended. The price in both steps is $30.50 per minority share. The price was unilaterally fixed by the Trust and is below the values produced by every valuation methodology described in the Offer To Purchase and the Schedule 14D-9 disseminated to Dover's minority shareholders. As is clear from those documents, the Trust is pursuing the Squeeze-Out Transaction at an unfair price only because it believes that Delaware law permits it to do so with impunity under the reasoning expounded in In re Pure Resources, Inc. S'holders Litig., 808 A.2d (Del. Ch. 2003) and In re Next Level Communications, Inc. v. Motorola, Inc., 834 A.2d 828 (Del. Ch. 2003). As the authors of an article in the most recent edition of The Business Lawyer point out, the only empirical study of two-step freeze-outs by controlling shareholders shows that majority shareholders have taken advantage of the two-step structure to the detriment of minority shareholders. Aronstam, Balotti and Rehbock Revisiting Delaware's Going Private Dilemma Post-Pure Resources, 59 The Business Lawyer, No. 4, p. 1459, 1464-1465 (the authors argue that Pure Resources', conditions to the validity of two-step, freeze-outs by majority shareholders do not provide adequate protection for the minority shareholders).

        The underpinning for Pure Resources and Next Level is based on rulings in earlier cases in the Court of Chancery declining to scrutinize non-coercive, fully disclosed tender offers made by controlling shareholders for entire fairness, such that a controlling shareholder need not offer the minority shareholders any particular price in such circumstances. Solomon v. Pathe Communications Corp., 672

A.2d 33 (Del. 1996) is the only Supreme Court decision cited for this proposition, but plaintiff believes it is clearly distinguishable. Pathe did not involve a tender offer unilaterally imposed on minority shareholders by a controlling shareholder. In fact, the tender offer in that case was the product of a negotiation between a creditor, who threatened to foreclose on the corporation's only operating asset, and a special committee of the corporation's directors. In real-world terms, the creditor was a third party dealing at arm's-length with the corporation and its directors. Compare In re Unocal Exploration Corp. S'holders Litig., 2000 WL 823376, n.26 (Del. Ch.) (negotiated transactions subject to entire fairness scrutiny), aff'd, Glassman v. Unocal Exploration Corp., 777 A.2d 242 (Del. 2001); Pure Resources, 808 A. 2d at 435.

        We realize, of course, that Your Honor may feel bound by precedents in this Court, including Your Honor's own decision in In re Ocean Drilling & Exploration Co. S'holders Litig., Del. Ch., C.A. No. 11898, Chandler, V.C. (April 30, 1991). Plaintiff has moved for summary judgment in the hope that that process will put this case on as fast a track as possible to obtain a prompt ruling from the Supreme Court on a subject which is vital to the interests of shareholders, both majority and minority. As our opening brief will show, the legal questions can be addressed on an undisputed factual record taken from defendants' disclosure documents. We assume defendants will cross-move so that a final, appealable judgment can be rendered, unlike a decision on a preliminary injunction application.

        Accordingly, plaintiff urges Your Honor to order a brief schedule as plaintiff proposes.

                      Respectfully yours,
                      /s/Joseph A. Rosenthal
                      Joseph A. Rosenthal
                      (Del. Bar No. 234)

JAR/cms
Enclosures

cc:    Eduard Korsinsky, Esquire (by e-mail w/enclosure)
Michael Todd Scott, Esquire (by e-mail w/enclosure)
Darryl P. Rains, Esquire (by e-mail w/enclosure)
Dover Investments Corporation c/o The Corporation Trust Company (by hand w/enclosure)
All Individual Defendants (through Dover Investments Corporation) c/o The Corporation
    Trust Company (by hand w/enclosure)
Dover Acquisition Corp. c/o The corporation Trust Company (by hand w/enclosure)

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  Exhibit 99.(a)(5)(vii)
ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A. ATTORNEYS AT LAW SUITE 1401, 919 MARKET STREET P.O. BOX 1070 WILMINGTON, DELAWARE 19899-1070